05011934

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

10 October, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 1 8 2005
WASH, D.C.
185

Dear Sir / Madam

Centrica plc – Share Buybacks

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

PROCESSED
OCT 2 1 2005
THOMSON
FINANCIAL

Enc.

Centrica plc

Purchase of own shares

Centrica plc announces that it has today purchased for cancellation 1,000,000 Ordinary shares at a price of 244.6055p per share via UBS Limited.

Enquiries

Centrica Investor Relations	01753 494900
UBS Limited Jos Trusted	020 7567 8000

Centrica plc

Purchase of own shares

Centrica plc announces that it has today purchased for cancellation 4,000,000 Ordinary shares at a price of 249.0222 per share via UBS Limited.

Enquiries

Centrica Investor Relations 01753 494900

UBS Limited Jos Trusted 020 7567 8000

Centrica plc

Purchase of own shares

Centrica plc announces that it has today purchased for cancellation 3,000,000 Ordinary shares at a price of 247.7517p per share via UBS Limited.

Enquiries

Centrica Investor Relations	01753 494900
UBS Limited Jos Trusted	020 7567 8000

Centrica plc

Purchase of own shares

Centrica plc announces that it has today purchased for cancellation 3,000,000 Ordinary shares at a price of 245.1767p per share via UBS Limited.

Enquiries

Centrica Investor Relations	01753 494900
UBS Limited Jos Trusted	020 7567 8000